BNY Mellon: PO BOX 505006, Louisville, KY 40233-5006

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TC BioPharm (Holdings) plc

Ordinary General Meeting of Shareholders

For Shareholders of record as of April 29, 2025

Thursday, May 22, 2025 2:00 PM, Local Time

Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland, United Kingdom ML1 4WR

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 PM, EST, May 16, 2025.

Internet:
www.proxypush.com/TCBP

- Cast your vote online
- **Have your Proxy Card ready**
- Follow the simple instructions to record your vote

Phone:
1-866-694-1495

- Use any touch-tone telephone
- **Have your Proxy Card ready**
- Follow the simple recorded instructions

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

TC Biopharm (Holdings) PLC

Instructions to THE BANK OF NEW YORK MELLON, as Depositary
(Must be received prior to 12:00 p.m. Eastern Standard Time on May 16, 2025)

The undersigned registered owner of American Depositary Receipts ("Receipts") hereby requests and instructs The Bank of New York Mellon, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the Deposited Securities represented by such Receipt(s) of TC Biopharm (Holdings) PLC, registered in the name on the reverse side on the books of the Depositary as of 5:00 p.m. Eastern Standard Time on April 29, 2025, at the Ordinary General Meeting of Ordinary Shareholders of TC Biopharm (Holdings) PLC to be held on May 22, 2025, in respect of the resolutions specified on the reverse hereof.

NOTES:
1. Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box.
2. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares of Deposited Securities other than in accordance with such instructions.

TC Biopharm (Holdings) PLC would like to inform you that the Notice of General Meeting and Shareholder Letter are available online at www.tcbiopharm.com.
If you do not have access to the Internet and would like to obtain a hard copy of meeting material, please call toll free 1-800-555-2470, or write to:
BetaNXT, Inc.
ATTN: [TC BIOPHARM - 5/22/25 AGM]
P.O. BOX 8016, CARY, NC 27512-9903
If you wish to vote on-line or by phone, please follow the instructions listed on the other side of this voting card.
If you wish to vote by using this voting card, please complete and return the duly marked and signed card in the envelope provided.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Please make your marks like this: ☒

PROPOSAL		YOUR VOTE		
	Ordinary Resolutions			
		FOR	AGAINST	WITHHELD
1.	**THAT** each of the ordinary shares of £0.0001 each in the capital of the Company be and are hereby subdivided and reclassified into 1 ordinary share of £0.000001 and 1 B deferred share (**B Deferred Share**) of £0.000099 each in the capital of the Company such B Deferred Shares to have the rights set out in the new article 7B referred to Resolution 4.	☐	☐	☐
2.	**THAT**, in accordance with s551 of the Companies Act 2006 (**Act**), the directors of the Company or a duly authorised committee of the directors be generally and unconditionally authorised to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (Rights) up to an aggregate nominal amount of £200,000,000 for a period expiring (unless previously renewed, varied, or revoked by the Company in general meeting) five years after the date on which this Resolution is passed, save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or Rights to be granted and the directors may allot shares or grant Rights in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired. The authority granted by this Resolution shall be in addition to all existing authorities to allot any shares of the Company and to grant rights to subscribe for or convert any securities into shares in the Company previously granted to the directors pursuant to section 551 of the Act and without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.	☐	☐	☐
	Special Resolutions			
3.	**THAT**, conditional upon Resolution 2 being duly passed, and in addition to all existing powers to disapply pre-emption rights, the directors of the Company or any duly authorised committee of the directors be generally empowered pursuant to section 570 of the Act to allot equity securities (within the meaning of the Act) for cash, pursuant to the authority conferred by Resolution 2 as if section 561 of the Act and any pre-emption provisions of the articles of association of the Company (or howsoever otherwise arising) did not apply to the allotment for a period expiring (unless previously renewed varied or revoked by the Company prior to or on that date) five years after the date on which this Resolution is passed save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.			
4.	**THAT**, subject to and conditional upon the passing of Resolution 1 the Articles of Association of the Company be amended by the insertion of a new Article 7B immediately after Article 7A, as follows: "7B. B Deferred Shares The B Deferred Shares of £0.000099 each in the capital of the Company (**B Deferred Shares**) shall have the rights, and shall be subject to the restrictions, set out in this Article 7B (a) to (d) below (inclusive):	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date

Please make your marks like this: ☒

PROPOSAL	YOUR VOTE		
(a) A B Deferred Share (i) does not entitle its holder to receive any dividend or other distribution; (ii) does not entitle its holder to receive a share certificate in respect of the relevant shareholding; (iii) does not entitle its holder to receive notice of, nor to attend, speak or vote at, any general meeting of the Company; (iv) entitles its holder on a return of capital on a winding up of the Company (but not otherwise) only to the repayment of the amount paid up on that share after payment of the capital paid up on each Ordinary Share in the share capital of the Company and the further payment of £100,000,000 on each Ordinary Share; (v) does not entitle its holder to any further participation in the capital, profits or assets of the Company. The B Deferred Shares shall not be capable of transfer at any time other than with the prior written consent of the directors of the Company. (b) The Company may at its option and is irrevocably authorised at any time after the creation of the B Deferred Shares to: (i) appoint any person to act on behalf of any or all holder(s) of a B Deferred Share(s), without obtaining the sanction of the holder(s), to transfer any or all of such shares held by such holder(s) for nil consideration to any person appointed by the directors of the Company; (ii) without obtaining the sanction of the holder(s), but subject to the Companies Act 2006 and uncertificated securities rules: (A) purchase any or all of the B Deferred Shares then in issue and to appoint any person to act on behalf of all holders of B Deferred Shares to transfer and to execute a contract of sale and a transfer of all the B Deferred Shares to the Company for an aggregate consideration of one penny payable to one of the holders of B Deferred Shares to be selected by lot (who shall not be required to account to the holders of the other B Deferred Shares in respect of such consideration); and (B) cancel any B Deferred Share without making any payment to the holder. (c) Any offer by the Company to purchase the B Deferred Shares may be made by the Directors of the Company depositing at the registered office of the Company a notice addressed to such person as the Directors shall have nominated on behalf of the holders of the B Deferred Shares. (d) The rights attaching to the B Deferred Shares shall not be, or be deemed to be, varied, abrogated, or altered by: (i) the creation or issue of any shares ranking in *pari passu* with, the B Deferred Shares; (ii) the Company reducing its share capital or share premium account; (iii) the cancellation of any B Deferred Share without any payment to the holder thereof; or (iv) the redemption or purchase of any share, whether a B Deferred Share or otherwise, not by the passing by the member of the Company or any class of members of any resolution, whether in connection with any of the foregoing or for any other purpose, and accordingly no consent thereto or sanction thereof by the holders of the B Deferred Shares, or any of them, shall be required."			
5. **THAT**, subject to and conditional upon the passing of Resolutions 1 and 4 , the Company be authorised for the purposes of section 694 of the Companies Act 2006 to make one or more off market purchases (as defined in section 693(2) of the Companies Act 2006) of its B Deferred Shares of £0.000099 each in accordance with the terms of the Articles of Association of the Company, as amended in accordance with Resolution 4 above; such power to apply until five years after the date on which this Resolution is passed.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date